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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. *)

                                OSPREY GOLD CORP.
                                (Name of Issuer)

                          COMMON STOCK $.0002 PAR VALUE
                         (Title of Class of Securities)

                                    688400100
                                 (CUSIP Number)

                       GORDON LELIEVER, OSPREY GOLD CORP.
                           210 BROADWAY AVE. SUITE 208
                             ORANGEVILLE, ON L9W 5G4
                                 (519-940-8117)

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices & Communications)

                               SEPTEMBER 28, 2004
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 4 Pages)

CUSIP No. 688400100                                                  Page 2 of 4

     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
          FINANCE RESEARCH & DEVELOPMENT (FRD) TRUST S.S./IRS NO. NOT APPLICABLE

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          A)

          B)

     3)   SEC Use Only

     4)   Source of Funds

                                             OO (SEE ITEM 3)

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

     6)   Citizenship or Place of Organization

                                             ST. VINCENT AND GRENADINES

          Number of    (7)  Sole Voting Power                         51,488,214
          Shares Bene-
          ficially     (8)  Shared Voting Power
          Owned by
          Each Report- (9)  Sole Dispositive Power                    51,488,214
          ing Person
          With         (10) Shared Dispositive Power

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      51,488,214

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13)  Percent of Class Represented by Amount in Row (11)
                                                                           28.7%

     14)  Type of Reporting Person (See Instruction)

CUSIP No. 688400100                                                  Page 3 of 4

ITEM 1.  SECURITY AND BACKGROUND

Common Stock, $.0002 par value per share

Osprey Gold Corp.
210 Broadway St. Suite 208
Orangeville ON L9W 5G4

ITEM 2.  IDENTITY AND BACKGROUND

This statement is a single filing of Finance Research & Development (FRD) Trust, a trust established and registered under the authority of the St. Vincent Trust Authority, St. Vincent and the Grenadines. Mr. Peter Prendergast and St. Vincent Trust Services Limited are the trustees of Finance Research & Development (FRD) Trust but not beneficiaries of the Trust.

St. Vincent Trust Services Limited, Trustee, has a business address at Bahnofstrasse 7, Schaan FL9409 Liechtenstein. Mr. Peter Prendergast, Trustee, is a Canadian citizen with a residential address of 78 Hazelton Avenue, Toronto ON M5R 2E2. Mr. Prendergast is businessman in the city of Toronto. During the last five years, Mr. Prendergast has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Finance Research & Development
(FRD) Trust was acquired with trust funds.

ITEM 4.   PURPOSE OF THE TRANSACTION

The reporting person filing this statement does not have any present plans or proposals which relate to or would result in:

a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;

b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f)   Any other material change in the issuer's business or corporate structure;

g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 688400100                                                  Page 4 of 4


h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)   Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Finance Research & Development (FRD) Trust, by virtue of its security holding, is the beneficial owner of 51,488,214 shares of Common Stock, or 28.7%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              FINANCE RESEARCH &
                                                         DEVELOPMENT (FRD) TRUST

Dated: October 1, 2004                                By: /s/ Peter Prendergast
                                                      --------------------------
                                                      PETER PRENDERGAST, TRUSTEE